UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The AES Corporation Retirement Savings Plan Committee:
We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AES Corporation Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of The AES Corporation Retirement Saving Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
June 29, 2015

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
CASH AND INVESTMENTS:
Cash	$2	$—
Investments - at fair value	371,805,214	370,519,923
Total cash and investments	371,805,216	370,519,923
RECEIVABLES:
Notes receivable from participants	5,797,067	6,382,567
Participant contributions	287,086	551,018
Employer contributions	4,036,813	8,237,674
Receivables for securities sold	79,899	28,048
Total receivables	10,200,865	15,199,307
NET ASSETS AVAILABLE FOR BENEFITS	$382,006,081	$385,719,230
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Participant (including rollover contributions of $1,659,952)	$11,830,694
Employer	9,361,339
Total contributions	21,192,033
Interest income from notes receivable from participants	225,522
Investment interest and dividends	13,790,540
Net depreciation in fair value of investments	(2,698,367)
Total additions	32,509,728
DEDUCTIONS:
Benefits paid to participants	(36,222,877)
DECREASE IN NET ASSETS	(3,713,149)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	385,719,230
End of year	$382,006,081
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions—Participants may make pre-tax contributions up to 20% of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Matching contributions, which are non-participant directed, are made by the Company in the common stock of AES and become participant-directed immediately.
In addition, unless otherwise provided under the Plan, the Company may make discretionary profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Profit sharing contributions are also made in the Company’s common stock. The Company contributed 3% of employees’ compensation as a profit sharing allocation for the year ended December 31, 2014.
Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions, the earnings on investments in the participant’s account, and dividends on AES common stock. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2014, ranged from 3.25% to 8.75% with maturities ranging from 2015 to 2024.
Payment of Benefits—Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:

•	less than $1,000, the Plan generally makes a cash lump sum distribution;

•
between $1,001 and $5,000, the Plan makes an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and

•
greater than $5,000, the participant may elect to (i) receive a lump sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.

At December 31, 2014 and 2013, there were benefits due to participants who had withdrawn from participation in the Plan of $242,761 and $443,524, respectively, that were payable and not yet disbursed at year-end.
Forfeitures—At December 31, 2014 and 2013, forfeited nonvested account balances totaled $33,555 and $415,825, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2014 were $1,167,121. During the year ended December 31, 2014, employer contributions were reduced by $1,460,631 that was reallocated from forfeited nonvested accounts.
Voting Rights—The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions in AES common stock or various mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions. As noted in Contributions above, the Company’s contributions are initially made in AES common stock.
Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.
Plan Administration and Related Expenses—The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Bank of America Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee. Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees; these fees are generally insignificant and are netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits.
Plan Amendments— In March 2014, the Plan was amended to provide that the maximum Employer Matching Contribution shall be determined based on participant contributions made during each quarter of the Plan year. For each Plan year, the Company will contribute up to a maximum of 5% of each participant’s compensation for each pay period. Additionally, at the end of each quarter of a Plan year, each participant’s year-to-date elective contributions, voluntary employee contributions, catch-up contributions and employer matching contributions shall be re-calculated as percentages of the participant’s year-to date compensation but not to exceed 5% of compensation. Any Participant for whom any employer matching contribution is less than his aggregate elective contributions, voluntary employee contributions and catch-up contributions, and less than 5% of his year-to-date compensation, shall receive an additional “true-up” employer matching contribution so that the total annual participant contributions are matched on a year-to-date basis rather than per payroll period. Any compensation earned by a participant during a period in which the participant is suspended from participating in the Plan shall not be taken into account for purposes of calculating the Participant’s “true-up” employer matching contribution. This amendment does not have a significant impact to the costs incurred or benefits available under the Plan.
In May 2014, the Plan was amended to adopt certain proposed amendments as required by the Internal Revenue Service in conjunction with the receipt of the February 20, 2014 favorable determination letter to the Plan. These changes reflect technical adjustments to a number of sections in the Plan, including catch-up contributions, hardship withdrawals, the fund line up, and excess contributions. These amendments were necessary to bring the Plan into compliance with the current 401(k) legislative requirements and did not have a significant impact to the costs incurred or benefits available under the Plan.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Payment of Benefits—Benefits are recorded when paid.

Fair Value—Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.
To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1—unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.
Level 3—pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable, receivables for securities sold, and participant loans, approximates their fair value.
Investments and Revenue Recognition—The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices or Net Asset Value (NAV) per share, as applicable. All Plan investments are actively traded in an open market or exhibit a sufficient level of observable activity (i.e., trading of mutual fund shares at NAV) to support classification of the fair value measurement as Level 1.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

3.   INVESTMENTS
The following tables set forth the Plan’s investments as of the periods indicated by type and level within the fair value hierarchy:

	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2014
The AES Corporation Common Stock	$91,226,682	$—	$—	$91,226,682
Money Market Funds	26,017,202	—	—	26,017,202
Mutual Funds (1)	206,768,052	—	—	206,768,052
Self-Directed Investments:
Common Stock	39,517,234	—	—	39,517,234
Money Market Funds	6,033,189	—	—	6,033,189
Mutual Funds	868,274	—	—	868,274
U.S. Government Securities	634,440	—	—	634,440
Other	740,141	—	—	740,141
Total investments	$371,805,214	$—	$—	$371,805,214
	Quoted Market Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2013
The AES Corporation Common Stock	$108,070,269	$—	$—	$108,070,269
Money Market Funds	27,097,589	—	—	27,097,589
Mutual Funds (1)	191,677,608	—	—	191,677,608
Self-Directed Investments:
Common Stock	35,462,598	—	—	35,462,598
Money Market Funds	5,439,768	—	—	5,439,768
Mutual Funds	857,539	—	—	857,539
U.S. Government Securities	515,202	—	—	515,202
Other	1,399,350	—	—	1,399,350
Total investments	$370,519,923	$—	$—	$370,519,923

(1)	See Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) for the detail of mutual funds held at December 31, 2014.
The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2014 and 2013, the closing quoted price of the Company’s common stock was $13.77 and $14.51 per share, respectively.
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of the periods indicated were as follows:

	December 31, 2014	December 31, 2013
The AES Corporation Common Stock	$91,226,682	$108,070,269
BlackRock FFI Premier Institutional Fund	25,805,739	26,654,039
PIMCO Total Return Portfolio Mutual Fund (1)	—	19,747,770
VANGUARD Extend Market Indx FD (1)	19,247,910	—
Vanguard Institutional Index	36,077,600	28,764,541
BlackRock Global Allocation I Mutual Fund	20,784,797	24,291,352
Blackrock Basic Value I (1)	20,088,498	—

(1)	Zero amounts represent investments that do not meet the 5% threshold at December 31, 2014 or December 31, 2013, as indicated.

During the period indicated, the net realized and unrealized appreciation (depreciation) in the Plan’s investments was as follows:

	Year ended December 31, 2014
The AES Corporation Common Stock	$(5,432,809)
Mutual Funds	279,899
Self-Directed Investments:
Common Stock	2,356,302
Mutual Funds	10,086
U.S. Government Securities	69,429
Other	18,726
Net depreciation in fair value of investments	$(2,698,367)	(1)

(1)	Includes realized gains and losses on investments purchased and sold during the period and unrealized gains and losses on investments held at December 31, 2014.
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants includes receivables from officers and employees of the Plan Sponsor. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investment options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2014 and 2013, the Plan held 6,625,031 and 7,447,985 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $73,482,568 and $80,496,960, respectively.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated February 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator  believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.
6.  RISKS AND UNCERTAINTIES
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The fair value of the Plan’s investment in AES’s stock as of December 31, 2014 was approximately $91 million, which exposes the Plan to concentration risk.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits per the financial statements to the Form 5500 as of, and for the years ended, December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Statement of Net Assets Available for Benefits:
Net assets available for benefits as stated in the financial statements	$382,006,081	$385,719,230
Less: Benefit claims payable at end of period	242,761	443,524
Net assets available for benefits as stated on Form 5500, at fair value	$381,763,320	$385,275,706
Statement of Changes in Net Assets Available for Benefits:
Increase (Decrease) in net assets per the financial statements	$(3,713,149)	$42,806,102
Add: Benefit claims payable at beginning of period	443,524	223,742
Less: Benefit claims payable at end of period	242,761	443,524
Net Increase (Decrease) as stated on Form 5500	$(3,512,386)	$42,586,320
8.  SUBSEQUENT EVENTS
In December 2014, the Plan Administrator approved the replacement of the PIMCO Total Return Fund with the TCW Metropolitan West Total Return Bond Fund, which became effective on January 16, 2015. Current balances totaling approximately $16 million and any remaining future contribution elections in the PIMCO Total Return Fund were transferred to the TCW Metropolitan West Total Return Bond Fund on that date.
In January 2015, the Plan Administrator approved a change in recordkeepers for the AES Retirement Savings Plan from Merrill Lynch to T. Rowe Price, which will become effective on September 1, 2015.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1965292
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 6,625,031 shares	$91,226,682
	PIMCO	Total Return Fund (Admin Class), 1,490,113shares	15,884,607
	Vanguard	Extended Market Index Fund, 289,008 shares	19,247,910
	Vanguard	Institutional Index Fund, 191,221 shares	36,077,600
	Vanguard	Morgan Growth Yield Fund, 183,973 shares	14,443,697
	Vanguard	Small Cap Growth Index Fund, 205,020 shares	7,267,951
	Vanguard	Target Income Retirement Fund, 131,065 shares	1,692,043
	Vanguard	Total Bond Market Index Fund, 1,424,600 shares	15,485,397
	Vanguard	Total International Stock Adm Fund, 256,773 shares	6,676,096
	Vanguard	2010 Target Retirement Fund, 20,584 shares	541,774
	Vanguard	2015 Target Retirement Fund, 201,087 shares	3,074,626
	Vanguard	2020 Target Retirement Fund, 118,094 shares	3,360,950
	Vanguard	2025 Target Retirement Fund, 241,052 shares	3,984,595
	Vanguard	2030 Target Retirement Fund, 139,999 shares	4,065,566
	Vanguard	2035 Target Retirement Fund, 229,929 shares	4,101,926
	Vanguard	2040 Target Retirement Fund, 96,560 shares	2,873,611
	Vanguard	2045 Target Retirement Fund, 123,036 shares	2,294,615
	Vanguard	2050 Target Retirement Fund, 43,370 shares	1,284,608
	Vanguard	2055 Target Retirement Fund, 9,375 shares	299,815
	BlackRock	FFI Premier Institutional Fund, 25,805,739 shares	25,805,739
	BlackRock	Global Allocation Fund, Inc., (Class I), 1,046,039 shares	20,784,797
	BlackRock	Basic Value Fund, Inc., (Class I), 742,918 shares	20,088,498
	Lazard	Emerging Markets Fund, 210,871 shares	3,624,871
	MFS	Research International FD CL R5 Fund, 585,030 shares	9,471,633
	Bank of America	Columbia Small Cap Value Fund CL Y, 566,529 shares	10,140,867
	BIF Money Fund		211,463
	Self-Directed Investments		47,793,277
*	Participant Loans	Interest (3.25% - 8.75%), Maturity (2015 - 2024)	5,797,067
	TOTAL		$377,602,281

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

BY:	/s/ TISH MENDOZA
Tish Mendoza Chair, AES Corporation Retirement Savings Plan Committee
Date: June 29, 2015